EXHIBIT 99.1 NR 15jan13

PRESS RELEASE

CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE January 15, 2013
CANADIAN ZINC TO DRILL LEMARCHANT MASSIVE SULPHIDE DEPOSIT AT SOUTH TALLY POND PROJECT, NEWFOUNDLAND

Vancouver, British Columbia, January 15, 2013 - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (“the Company” or “Canadian Zinc”) is pleased to announce the commencement of a winter diamond drill program on its wholly-owned South Tally Pond copper-lead-zinc-silver-gold project in central Newfoundland.  The planned Phase 1 drill program includes 4,800 metres (in at least 17 holes) of core drilling focused on expanding South Tally Pond’s presently defined Lemarchant massive sulphide deposit.

South Tally Pond Project

The South Tally Pond (“STP”) project is a significant, 100%-owned land position covering 214 sq. km of a highly prospective volcanogenic massive sulphide (“VMS”) geological belt in central Newfoundland. The Lemarchant Deposit, the most advanced target on the South Tally Pond property, is situated 20 km southwest of Teck Resources Limited’s Duck Pond copper-zinc mine in the same geological belt.

Drilling at the Lemarchant Deposit has outlined a significant precious metal-rich copper-lead-zinc VMS deposit with excellent potential to develop into a viable economic resource. An initial National Instrument (“NI”) 43-101 mineral resource estimate was completed in January 2012 on the Lemarchant Deposit and includes the following mineral resources:

Indicated Mineral Resource: 1.24 million tonnes grading 5.38% zinc, 0.58% copper, 1.19% lead, 1.01 g/t gold and 59.17 g/t silver (15.40% ZnEQ) using a 7.5% zinc equivalent grade cut-off.

Inferred Mineral Resource: 1.34 million tonnes grading 3.70% zinc, 0.41% copper, 0.86% lead, 1.00 g/t gold and 50.41 g/t silver (11.97% ZnEQ) using a 7.5% zinc equivalent grade cut-off.

(See Technical Report and Mineral Resource Estimate on the Lemarchant Deposit, South Tally Pond VMS Project, central Newfoundland, dated March 2, 2012 filed on SEDAR under Paragon Minerals Corporation)

The Lemarchant Deposit is comprised of precious metal-rich, massive sulphide and semi-massive sulphide stockwork mineralization, which has reported drill intersections of up to 30 metres in thickness. The deposit is defined over a strike length of 350 metres and to a depth of 210 metres. The deposit remains open for expansion. The planned drill program is designed to test for additional mineralization to the north, south and at depth below the established resources. In addition, the exploration potential on STP project outside of the Lemarchant area is still relatively untapped with numerous priority VMS targets that have seen limited or no drilling.

Canadian Zinc acquired the South Tally Pond project through the acquisition of Paragon Minerals Corporation (“Paragon”) completed on September 24, 2012. Paragon is now a wholly owned subsidiary of Canadian Zinc and has retained key Paragon personnel to further manage and conduct the programs on STP.  Michael Vande Guchte, previously President of Paragon and now Vice President of Canadian Zinc stated  Additional discoveries at South Tally Pond have long awaited further exploration programs which Canadian Zinc is now providing and we look forward to building onto the existing significant mineral resource base at Lemarchant.

Approval for the exploration program at STP has been received from the Government of Newfoundland and Labrador and a drill contract has been awarded for commencement of drilling in mid-January.

South Tally Pond History

The South Tally Pond Project is located in a proven base metal mining district, approximately 40 km south of the past-producing Buchans Mine with historic production of 16.2 million tonnes grading 14.2% zinc, 7.6% lead, 1.3% copper, 1.37 g/t gold and 126 g/t silver; and immediately adjacent to Teck Resources Limited’s Duck Pond copper-zinc mine/mill complex which is presently mining at a rate of 1,800 tonnes per day and, in 2011, produced 13,200 tonnes of copper and 21,300 tonnes of zinc. Access to the project area is excellent with year-round road access to most points on the property.

The South Tally Pond Project area has been intermittently explored for base metals since the late 1960’s with the majority of the work focusing on the Duck Pond and Boundary deposits. Relatively limited exploration has been undertaken outside of these two areas. To date, only 169 drillholes (43,488 metres) have been completed within the South Tally Pond Project area, including drilling by Paragon. The majority of these drillholes have targeted four areas including the Lemarchant, Rogerson Lake, Spencer’s Pond and Gill’s Pond prospects. Other than recent drilling at the Lemarchant Deposit, drilling in each of these areas has typically been broad spaced drilling at greater than 100 metres.

A total of 74 drillholes (24,263 metres) have now been completed at the Lemarchant Deposit.  Significant drill intersections include:

•	1.65% Cu, 12.74% Zn, 3.27% Pb, 185.75 g/t Ag and 10.13 g/t Au over 7.0 metres
•	1.61% Cu, 11.83% Zn, 3.27% Pb, 528.31 g/t Ag and 3.13 g/t Au over 10.3 metres
•	1.40% Cu, 14.80% Zn, 3.56% Pb, 80.90 g/t Ag and 1.35 g/t Au over 17.05 metres

About Canadian Zinc

Canadian Zinc is a Toronto-listed exploration and development company.  The Company’s key project is the 100%-owned Prairie Creek zinc, silver and lead project located in the Northwest Territories, Canada. The Prairie Creek Project contains a Mineral Reserve of 5.2 million tonnes averaging 9.4% zinc, 9.5% lead and 151 g/t silver. In addition, Prairie Creek hosts an Inferred Resource of 6.2 million tonnes averaging 14.5% zinc, 11.5% lead, 0.57% copper and 229 g/t silver. (AMC Mining Consultants (Canada) Ltd. J M Shannon and D Nussipakynova, Qualified Persons, June 2012).

A Pre-Feasibility study completed by SNC Lavalin in June 2012 indicates a pre-tax net present value (“NPV”) of $253 million using an 8% discount, with an internal rate of return (“IRR”) of 40.4% and payback period of 3 years using long-term metal price projections of $1.00/lb zinc, $1.00/lb lead and $26.00/oz. silver, based on the Mineral Reserve alone.

Canadian Zinc holds a 100% interest in the South Tally Pond VMS project, along with other property interests in central Newfoundland, through the Company’s acquisition of Paragon Minerals Corporation in September 2012.

For further information contact:

John F. Kearney	Alan B. Taylor	Steve Dawson
Chairman	Chief Operating Officer	VP Corporate Development
(416) 362-6686	(604) 688-2001	(416) 203-1418
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344	Suite 1710 – 650 West Georgia Street, Vancouver, BC V6B 4N9 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344

E-mail: invest@canadianzinc.com                                                                Website: www.canadianzinc.com

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.